 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated March 6, 2020, announcing that the Company has entered into an agreement for the acquisition of one VLCC newbuilding contract.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: March 6, 2020

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Friday 6 March 2020 – 8.00 a.m. CET _____________________________________

ACQUISITION OF ONE VLCC
UNDER CONSTRUCTION

ANTWERP, Belgium,  6 March 2020 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) announces it has entered into an agreement for the acquisition through resale of one VLCC newbuilding contract.

Currently completing construction at the DSME shipyard in South Korea this modern eco-VLCC is being acquired for USD 93 million and will be fitted with Exhaust Gas Scrubber technology and Ballast Water Treatment System. The vessel is due for delivery early in the first quarter of 2021 and is an identical sister ship of the 3 VLCCs acquired last month.

Hugo de Stoop, CEO said: “Management and the board continue to believe that the fundamentals of the large tanker market remain constructive despite substantial headwinds surrounding economic activity linked to the Corona Virus. We believe and hope these will be temporary albeit likely to impact tanker markets until the end of the summer 2020.”

Acquisition rationale and funding
This transaction is consistent with our core company objectives with the vessel being an ex-yard resale, thus not adding to existing vessel supply. Euronav will meet the financing of this acquisition with existing borrowing facilities and debt capacity. The payment profile for this transaction means that the largest portion of the instalments will be made on ship delivery. Balance sheet debt leverage will continue to remain appropriate in order to allow the Company to retain its strength and flexibility.

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Contact:
Brian Gallagher – Head of IR, Research and Communications & Member of the Management Board
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

PRESS RELEASE Friday 6 March 2020 – 8.00 a.m. CET _____________________________________

Announcement of 2020 Final Full Year results 2019: Tuesday, 31 March 2020
About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 42 VLCCs (with four resales due for delivery 2020/21), 26 Suezmaxes (two of which are in a joint venture) and 2 FSO vessels (both owned in 50%-50% joint venture).

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.